Calculation of Filing Fee Tables

SC TO

Peachtree Alternative Strategies Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees Previously Paid	(1)	$25,699,492.85	0.00013810	$3,549.10
	Total Transaction Valuation	$25,699,492.85
	Total Fees Due for Filing			$3,549.10
	Total Fees Previously Paid			$3,549.10
	Total Fee Offsets			$0
	Net Fee Due			$0

Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $3,549.10 was paid in connection with the filing of the Schedule TO-I by Peachtree Alternative Strategies Fund (File No. 005-89754) on January 14, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.